UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVING AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File No. 1-16097
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
THE MEN’S WEARHOUSE, INC.
6380 Rogerdale Drive
Houston, Texas 77072

The Men’s Wearhouse, Inc. 401(k) Savings Plan
Financial Statements as of and for the Years Ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of
The Men’s Wearhouse, Inc. 401(k) Savings Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche
Houston, Texas
June 26, 2009

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Participant directed investments — at fair value	$68,384,330	$87,207,042

Employer contribution receivable	2,005	297,676

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	68,386,335	87,504,718

Adjustments from fair value to contract value for common collective trust fund	13,171	(24,778)

NET ASSETS AVAILABLE FOR BENEFITS	$68,399,506	$87,479,940

See notes to financial statements

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS (REDUCTIONS):
Investment income (loss):
Net depreciation in fair value of investments	$(26,306,078)	$(3,685,354)
Interest and dividends	2,307,176	3,982,729

Total investment income (loss)	(23,998,902)	297,375

Contributions:
Employee contributions	11,111,894	10,202,658
Rollover contributions	474,100	1,012,200
Employer contributions	1,939,027	1,601,569

Total contributions	13,525,021	12,816,427

Transfer of assets from After Hours Formalwear Profit Sharing Plan (Note 10)	—	11,454,354

Total additions (reductions)	(10,473,881)	24,568,156

DEDUCTIONS:
Benefits paid to participants	8,558,136	6,463,826
Administrative expenses	48,417	39,749

Total deductions	8,606,553	6,503,575

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(19,080,434)	18,064,581

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	87,479,940	69,415,359

End of year	$68,399,506	$87,479,940

See notes to financial statements

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
1.	DESCRIPTION OF PLAN
The following description of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan and trust agreements for more information.
General — The Plan is a defined contribution plan which provides eligible employees with future retirement benefits through a tax deferred savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility — The Plan provides that certain employees of The Men’s Wearhouse, Inc. and participating subsidiaries (the “Company”) become eligible to participate after 90 days of service.
Administration — The Plan is administered by an Advisory Committee made up of three employees. Investments of the Plan are held in trust by Prudential Bank & Trust, FSB (the “Trustee”). Prior to January 1, 2008, Union Bank, N.A. (“Union Bank”), formerly known as Union Bank of California, N.A., was the Trustee. Effective January 1, 2008, Prudential Bank & Trust, FSB became the trustee of the Plan’s trust and Prudential Retirement Insurance and Annuity Company became the record keeper for the Plan. Union Bank continued, however, during the first half of 2008, to provide certain custody services to Prudential Bank & Trust, FSB with respect to the Plan’s assets and certain administrative services to Prudential Retirement Insurance and Annuity Company with respect to record keeping for the Plan until Union Bank’s respective successors began providing such services with respect to the Plan.
Contributions — Eligible employees may make pre-tax contributions up to 75% of compensation subject to the current-year statutory limitations (subject to cost-of-living adjustments). Participants who will attain age 50 before the end of a Plan year are eligible to make catch-up contributions for that year. The matching contribution is discretionary. For pay periods processed prior to March 24, 2007, the Board of Directors of the Company approved match was 20% on the first $2,000 of salary deferrals for all qualified participants, for a maximum $400 contribution per year. For pay periods processed during the period beginning March 24, 2007, through March 31, 2007, the approved match was 100% of the first $400 of salary deferrals, with a maximum $400 contribution per year. Beginning April 1, 2007, the approved match was (a) 100% of the first $400 of salary deferrals in the calendar year for highly compensated employees or employees with less than 5 years of service, up to a maximum match of $400 per calendar year, or (b) 100% of the first $500 of salary deferrals in the calendar year for employees who are not highly compensated employees and who have 5 or more years of service, up to a maximum match of $500 per calendar year.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses, and certain administrative expenses. Allocations are in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Authorized Investments — Employee contributions are deposited into a trust account, which is invested by the Trustee in various investment options as directed by each employee. The investment options available include common stock fund, mutual funds and common collective trust fund investments maintained by the Trustee. Plan participants, at their sole discretion, may transfer amounts among the various investment options in accordance with the terms of the Plan.
Vesting —For employer contribution amounts made through March 31, 2007, employees are 100% vested in their salary deferral contribution accounts and their employer contribution accounts. For employer contribution amounts made on or after April 1, 2007, employees will vest after completing two years of service with the Company. Employer matching and profit sharing accounts merged into the Plan from the former After Hours Plan (Note 10) vest under the following schedule: 50% vested after 2 years of service, 75% vested after 3 years, and 100% after 4 years of service.
Distributions to Participants — Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.
Participant Loans — Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12 months) or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.
Forfeited Accounts — The Plan was amended in 2007 to allow the forfeitures of nonvested Company matching contributions from terminated participant accounts to be used to offset future Company matching contributions. For the year ended December 31, 2008 and December 31, 2007, forfeited nonvested amounts totaled $41,854 and $9,117, respectively. Forfeitures of $37,692 and $0 were used to reduce employer matching contributions in 2008 and 2007, respectively.
Administrative Expenses — The Company pays all administrative expenses of the Plan, with the exception of certain participant loan fees, mutual fund management fees netted against the return on investments, overnight delivery fees requested by participants in relation to distribution checks, mutual fund ‘frequent trading fees’ (charged by the mutual fund companies against sales prices), brokerage commissions, and Securities and Exchange Commission fees, which are paid by the Plan and charged against individual participant Plan accounts.
2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties — The Plan utilizes various investments, including common stock, registered investment companies, and common collective investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. Participant loans are valued at the outstanding loan balances, which approximates fair value.
The Union Bank Common Collective Trust Fund is a stable value fund that is a commingled pool of the Pooled Investment Trust Funds of Union Bank. The fund primarily invests in stable value instruments and certain other fixed income or money market obligations or in a variety of collective investment vehicles, which invest in such obligations. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 99-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), the statements of net assets available for benefits presents investment contracts at fair value, as well as an additional line item representing the adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investment securities consists of the net change in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits — Benefits are recorded when paid.
Transfers — Along with the Plan, The Men’s Wearhouse, Inc. (“TMW”) also sponsors an Employee Stock Ownership Plan (“ESOP”) for eligible participants. Under the ESOP, certain participants can elect to receive distributions under a diversification provision. If these distributions qualify under the Plan and the Internal Revenue Code (the “IRC”), participants may elect to transfer these distributions, as well as other qualifying distributions, from the ESOP into the Plan. During plan years ended December 31, 2008 and 2007, $102,978 and $538,495, respectively, of such ESOP distributions were transferred into the Plan. These transfers, along with other qualified rollover and plan-to-plan transfers at December 31, 2008 and 2007, of $371,122 and $473,704, respectively, are reported in “Employee Contributions” in the statements of changes in net assets available for benefits.
New Accounting Pronouncements — The financial statements reflect the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), as of the beginning of the year ended December 31, 2008 (see Note 3). SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of SFAS No. 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS
In accordance with SFAS No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008:

		Fair Value Measurements at Reporting Date Using
		Quoted Market
		Prices in Active	Significant
		Market for	Other	Significant
		Identical	Observable	Unobservable
		Assets/Liabilities	Inputs	Inputs
	12/31/2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Common stock	$7,050,543	$—	$7,050,543	$—
Mutual funds	40,647,108	40,647,108	—	—
Common collective trust fund	15,303,812	—	15,303,812	—
Loans to participants	5,382,867	—	—	5,382,867

Grand total	$68,384,330	$40,647,108	$22,354,355	$5,382,867

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Loans to
Participants
Beginning balance, as of December 31, 2007	$4,787,672
Issuances and settlements (net)	595,195

Ending balance, as of December 31, 2008	$5,382,867

4.	PLAN TERMINATION
Although it has not expressed an intent to do so, TMW has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service determined and informed the Plan by letter dated June 4, 2002, that the Plan and related trust, as amended and restated effective January 1, 2002, were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, TMW and the Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore no provision for income taxes has been included in the Plan’s financial statements. The Plan filed an application for a new determination letter on January 31, 2008. This application was received by the IRS on February 1, 2009, and is still under review.
6.	BENEFITS PAYABLE
As of the report date, the Company had not completed discrimination testing for the year ended December 31, 2008. For the year ended December 31, 2007, $207,510 was refunded during 2008 as a result of the 2007 tests (including $160,239 in refunds associated with the former After Hours Plan, Note 10). Management believes the amount of refunds, if any, resulting from the 2008 testing cannot be reasonably estimated and, therefore, no liability has been recorded for such refunds.
7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of a common collective investment fund managed by the trustee of the Plan. The Men’s Wearhouse Stock Fund invests in the common stock of TMW. Transactions with the Trustee and the Company, as well as participant loans, qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. At December 31, 2008 and 2007, the Plan held 520,720 and 346,552 shares, respectively, of common stock of TMW, the sponsoring employer, with a cost basis of $11,979,162 and $9,393,609, respectively. During the year ended December 31, 2008, the Plan recorded dividend income of $136,104.
8.	INVESTMENTS
Individual investments which exceed 5% of net assets available for Plan benefits as of December 31, 2008 and 2007 are as follows:

	2008		2007
	Shares/Units	Value	Shares/Units	Value
American Funds EuroPacific Growth Fund	191,238	$5,270,518	170,621	$8,560,110
American Funds Growth Fund of America	363,933	7,395,127	352,702	11,907,365
Barclays Global Investors S&P 500 Fund	85,811	9,254,733	75,898	13,322,583
Dodge & Cox Stock Fund **	38,815	2,886,659	32,754	4,529,016
PIMCO Total Return Fund	696,511	7,062,624	495,159	5,295,446
Common Collective Trust Fund*	15,303,812	15,303,812	11,295,522	11,295,522
The Men’s Wearhouse Stock Fund*	520,720	7,050,543	346,552	9,418,100
Loans to Participants*	5,382,867	5,382,867	4,787,672	4,787,672

*	Parties-in-interest

**	As of December 31, 2008, assets of the Dodge & Cox Stock Fund were below 5% of net assets available for plan benefits and it is presented for comparative purposes only.

During 2008 and 2007, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Years ended
	December 31, 2008	December 31, 2007
Mutual funds	(20,985,003)	185,603
Stock fund	(5,321,075)	(3,870,957)

	$(26,306,078)	$(3,685,354)

9.	STABLE VALUE FUND
The stable value fund (the “Fund”) is a collective trust fund sponsored by the Union Bank. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in “Investment Valuation and Income Recognition” in Note 2 to the Financial Statements. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
10.	PLAN MERGER
In April 2007, TMW acquired After Hours Formalwear, Inc. (“After Hours”) from Federated Department Stores, Inc. After Hours maintained the After Hours Formalwear Profit Sharing Plan (“After Hours Plan”) for the benefit of its employees. The Board of Directors of the Company subsequently approved the merger of the After Hours Plan into the Plan, effective as of the close of business on December 31, 2007. All investments held under the former After Hours Plan at Standard Insurance Co. were liquidated and reinvested by the Plan on January 3, 2008 into the fund options offered by the Plan.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2008 and 2007, to Form 5500:

	Years ended
	December 31, 2008	December 31, 2007
Net assets available for benefits:
Investments — at contract value	$68,399,506	$87,479,940
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(13,171)	24,778

Total investments (current value column) per Form 5500 schedule of assets (held at end of year)	$68,386,335	$87,504,718

Statement of changes in net assets available for benefits:
Increase (decrease) in net assets per the financial statements	$(19,080,434)	$18,064,581
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(37,949)	193,723

Net income per Form 5500	$(19,118,383)	$18,258,304

12.	SUBSEQUENT EVENT
Subsequent to the Plan’s fiscal year end, the Board of Directors of the Company approved the following change to the Company matching contribution:
Effective for payroll payments dated and issued on or after January 1, 2009, the amount of the Matching Contribution is 100% of the employee’s first $100 in salary deferral contributions made under the Plan.
Additionally, subsequent to the Plan’s 2008 fiscal year end, TMW adopted an amendment to allow for the use of forfeitures (non-vested amounts in terminated accounts) to pay certain administrative expenses, in addition to paying company matching contributions and making account restorations.
******

SUPPLEMENTAL SCHEDULE

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

		(c)
		Description of
	(b)	Investment, Including
	Identity of Issuer,	Maturity Date, Rate		(e)
	Borrower, Lessor, or	of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par, or Maturity Value	Cost	Value
	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value Fund	(2)	$1,085,727
	American Century Investments	American Century Small Company Fund	(2)	1,863,886
	American Funds	American Funds EuroPacific Growth Fund	(2)	5,270,518
	American Funds	American Funds Growth Fund of America	(2)	7,395,127
	Barclays Global Investors	Barclays Glbl Invest S&P 500 Fund	(2)	9,254,733
	Barclays Global Investors	Barclays Glbl Invest LP Retirement Fund	(2)	477,763
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2010 Fund	(2)	850,317
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2020 Fund	(2)	1,879,277
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2030 Fund	(2)	1,286,475
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2040 Fund	(2)	1,334,002
	Dodge & Cox	Dodge & Cox Stock Fund	(2)	2,886,659
	Pacific Investment Management Co.	Pacific Invest Mgmt Co. Total Return Fund	(2)	7,062,624

	Total mutual funds			40,647,108

*	COMMON COLLECTIVE TRUST FUND	Union Bank of California Stable Value Fund	(2)	15,303,812

	OTHER:
*	The Men’s Wearhouse, Inc.	The Men’s Wearhouse Common Stock	(2)	7,050,543

*	LOANS TO PARTICIPANTS	Loans to participants (1)	(2)	5,382,867

	Total assets held at end of year			$68,384,330

*	Party-in-interest

(1)	Loans generally consists of five-year installment notes with interest rates originating at prime + 1% (prime only for loans originated in the After Hours Plan discussed at Note 10), resulting in interest rates ranging from 4% to 10.5%.

(2)	Cost information has been omitted because all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of The Men’s Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

Date: June 26, 2009	/s/ Neill P. Davis Neill P. Davis,
Member of the Advisory Committee

EXHIBITS

Exhibit
Number		Description

23.1	—	Consent of Independent Registered Public Accounting Firm (filed herewith).